UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                     HQ Sustainable Maritime Industries Inc.
                     ---------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    40426A208
                                    ---------
                                 (CUSIP Number)

                                February 29, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40426A208

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Scott Booth

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF            5.  SOLE VOTING POWER                                    0
SHARES
BENEFICIALLY         6.  SHARED VOTING POWER                            674,021
OWNED BY EACH
REPORTING            7.  SOLE DISPOSITIVE POWER                               0
PERSON WITH:
                     8.  SHARED DISPOSITIVE POWER                       674,021

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      674,021

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)      [ ]

11.   Percent of Class Represented by Amount in Row (9)

      5.8%

12.   Type of Reporting Person (See Instructions)

      IN

                               Page 2 of 12 Pages

CUSIP No. 40426A208

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Eastern Advisors Capital Group, LLC

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF            5.  SOLE VOTING POWER                                    0
SHARES
BENEFICIALLY         6.  SHARED VOTING POWER                            674,021
OWNED BY EACH
REPORTING            7.  SOLE DISPOSITIVE POWER                               0
PERSON WITH:
                     8.  SHARED DISPOSITIVE POWER                       674,021

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      674,021

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)      [ ]

11.   Percent of Class Represented by Amount in Row (9)

      5.8%

12.   Type of Reporting Person (See Instructions)

      OO

                               Page 3 of 12 Pages

CUSIP No. 40426A208

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Eastern Advisors, LLC

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF            5.  SOLE VOTING POWER                                    0
SHARES
BENEFICIALLY         6.  SHARED VOTING POWER                            505,516
OWNED BY EACH
REPORTING            7.  SOLE DISPOSITIVE POWER                               0
PERSON WITH:
                     8.  SHARED DISPOSITIVE POWER                       505,516

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         505,516

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)   [ ]

11.      Percent of Class Represented by Amount in Row (9)

         4.4%

12.      Type of Reporting Person (See Instructions)

         OO

                               Page 4 of 12 Pages

CUSIP No. 40426A208

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Eastern Advisor Fund, LP

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF            5.  SOLE VOTING POWER                                    0
SHARES
BENEFICIALLY         6.  SHARED VOTING POWER                            505,516
OWNED BY EACH
REPORTING            7.  SOLE DISPOSITIVE POWER                               0
PERSON WITH:
                     8.  SHARED DISPOSITIVE POWER                       505,516

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      505,516

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      4.4%

12.   Type of Reporting Person (See Instructions)

      PN

                               Page 5 of 12 Pages

CUSIP No. 40426A208

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Eastern Advisor Offshore Fund, Ltd.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Cayman Islands

NUMBER OF            5.  SOLE VOTING POWER                                    0
SHARES
BENEFICIALLY         6.  SHARED VOTING POWER                            168,505
OWNED BY EACH
REPORTING            7.  SOLE DISPOSITIVE POWER                               0
PERSON WITH:
                     8.  SHARED DISPOSITIVE POWER                       168,505

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      168,505

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      1.5%

12.   Type of Reporting Person (See Instructions)

      CO

                               Page 6 of 12 Pages

Item 1.

(a) The name of the issuer is HQ Sustainable Maritime Industries Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at Melbourne Towers, 1511 Third Avenue, Suite 788, Seattle, Washington 98101.

Item 2.

(a) This Statement is being filed by (i) Eastern Advisor Fund, LP, a Delaware limited partnership (the "Domestic Fund"), (ii) Eastern Advisor Offshore Fund, Ltd., a Cayman Islands exempted company (the "Offshore Fund" and, together with the Domestic Fund, the "Funds"), (iii) Eastern Advisors, LLC, a Delaware limited liability company (the "Domestic Fund GP"), which serves as the general partner of the Domestic Fund, (iv) Eastern Advisors Capital Group, LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the investment manager of the Funds and (v) Scott Booth, the Managing Member of the Investment Manager and the General Partner (all of the foregoing, collectively, the "Filers"). Each Fund is an investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own all of the respective shares reported in this Statement. Mr. Booth and the Investment Manager may be deemed to share with the Funds voting and dispositive power with respect to such shares and the Domestic Fund GP may be deemed to share with the Domestic Fund voting and dispositive power with respect to such shares owned by the Domestic Fund. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b) The principal business office of each of the Domestic Fund, the Domestic Fund GP, the Investment Manager and Mr. Booth is:

      101 Park Avenue, 48th Floor
      New York, New York 10178
      USA

      The principal business office of the Offshore Fund is:

      c/o Caledonian Fund Services (Cayman) Limited
      P.O. Box 1043
      Caledonian House
      69 Dr. Roy's Drive
      Grand Cayman KY1-1102
      Cayman Islands

(c)   For citizenship information see Item 4 of the cover page of each Filer.

                               Page 7 of 12 Pages

(d) This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

(e)   The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)   [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of February 29, 2008, and is based on 11,525,640 shares of Common Stock outstanding as of February 4, 2008, as reported on the Issuer's Form S-3/A filed on February 6, 2008.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

                               Page 8 of 12 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)   Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 9 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2008

                                   SCOTT BOOTH
                                   EASTERN ADVISORS CAPITAL GROUP, LLC
                                   EASTERN ADVISORS, LLC
                                   EASTERN ADVISOR FUND, LP
                                   EASTERN ADVISOR OFFSHORE FUND, LTD.

                                   By: /s/ Scott Booth
                                       -----------------------------------------
                                   Scott Booth, for himself, as Managing Member
                                   of the Investment Manager and the Domestic
                                   Fund GP, and as a Director of the Offshore
                                   Fund

                               Page 10 of 12 Pages

                                  EXHIBIT INDEX

Exhibit No.   Document

1             Joint Filing Agreement

                               Page 11 of 12 Pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of HQ Sustainable Maritime Industries Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: March 31, 2008

                                   SCOTT BOOTH
                                   EASTERN ADVISORS CAPITAL GROUP, LLC
                                   EASTERN ADVISORS, LLC
                                   EASTERN ADVISOR FUND, LP
                                   EASTERN ADVISOR OFFSHORE FUND, LTD.

                                   By: /s/ Scott Booth
                                       -----------------------------------------
                                   Scott Booth, for himself, as Managing Member
                                   of the Investment Manager and the Domestic
                                   Fund GP, and as a Director of the Offshore
                                   Fund

                               Page 12 of 12 Pages